                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                LOGIMETRICS, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   54141 01 06

                                 (CUSIP Number)

                                ALFRED MENDELSOHN
                                  823 PARK AVE.

                               NEW YORK, NY 10021

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   July, 1995

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this Statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP Number: 54141 01 06

         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

                  Alfred Mendelsohn

                  S.S. # ###-##-####

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      / /

                  (b)      / /

         3)       SEC Use Only

         4)       Source of Funds (See Instructions): PF

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

         6)       Citizenship or Place of Organization: Citizen of Switzerland

         Number of     (7)    Sole Voting Power: 291,250*
         Shares Bene-
         ficially      (8)    Shared Voting Power:  -0-
         Owned by
         Each          (9)    Sole Dispositive Power: 291,250*
         Reporting
         Person With   (10)  Shared Dispositive Power: -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  291,250*

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

         13)      Percent of Class Represented by Amount in Row (11): 9.24%

         14)      Type of Reporting Person (See Instructions): IN

------------------

         * Includes 290,000 shares of Common Stock issuable upon conversion of B Warrants.

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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock of the Issuer ("Common Stock"), and Class B Warrants convertible into Common Stock ("B Warrants").

         LogiMetrics, Inc.
         121-03 Dupont Street
         Plainview, New York 11803

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Alfred Mendelsohn

         (b)      823 Park Ave.
                  New York, NY 10021

         (c)      Business Consultant

                  823 Park Ave.
                  New York, NY 10021

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Citizen of Switzerland

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Mendelsohn's acquisition of the aforementioned securities of the Issuer is for the purpose of payment for his consultation services rendered.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Mendelsohn. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of March 29, 1996, at which time there were issued and outstanding 2,860,602 shares of the Issuer's Common Stock, 325,000 Options, 600,000 Class A Common Stock Purchase Warrants, 1,500,000 Class B Common Stock Purchase Warrants, 2,542,380 Class C Common Stock Purchase Warrants, 2,830,200 Class D Common Stock Purchase Warrants, Debentures convertible into 3,742,380 shares of Common Stock and 2,830,200 shares of Preferred Stock.

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
                                            Aggregate Amount of                  Percentage
Title of Class                              Beneficial Ownership                 of Class
--------------                              --------------------                 --------
Common Stock                                291,250(1)                           9.24%

-------------

         (1) Includes 290,000 shares of Common Stock issuable upon conversion of B Warrants.

         (b) The number of shares as to which Mr. Mendelsohn has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                  (i) Sole Voting Power. Mr. Mendelsohn has sole voting power with respect to 291,250* shares of Common Stock beneficially owned.

                  (ii) Shared Voting Power. Mr. Mendelsohn does not hold any common stock with shared voting power.

                  (iii) Sole Dispositive Power. Mr. Mendelsohn has sole power to dispose or to direct the disposition with respect to 291,250* shares of Common Stock beneficially owned.

                  (iv) Shared Dispositive Power. Mr. Mendelsohn does not hold any common stock with shared dispositive power.

         * Includes 290,000 shares of Common Stock issuable upon conversion of B Warrants.

         (c) Mr. Mendelsohn made the following acquisitions of Common Stock and securities convertible into shares of Common Stock:

TRANSACTION                                  NUMBER OF          EXERCISE          TRANSACTION
DATE                   SECURITY              SHARES             PRICE             TYPE
----------------       --------              ---------------    ------------      ----
December, 1985         Common Stock          1,250              N/A               See Item 4
July, 1995             B Warrants            290,000            See Item 4        See Item 4

         (d)      Not applicable.

         (e)      Not applicable.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: October 16, 1996
                                                /s/ Alfred Mendelsohn
                                                ----------------------
                                                    Alfred Mendelsohn

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